The Providence Service Corporation

64 East Broadway Blvd.

Tucson, AZ 85701

February 4, 2011

Via Edgar

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: John Reynolds, Assistant Director

Re: The	Providence Service Corporation
Form	10-K for FYE December 31, 2009
Filed	March 12, 2010;
DEF	14A for Annual Meeting on May 20, 2010
Filed	April 22, 2010
File	No. 1-34221

Dear Mr. Reynolds:

This letter represents The Providence Service Corporation’s (“Registrant”, “we”, “our” or similar pronouns) response to your comment letter dated January 26, 2011 (“Comment Letter”) regarding the Form 10-K, filed by us on March 12, 2010 (“Form 10-K”) and the DEF 14A filed by us on April 22, 2010 (SEC file number 1-34221) for our Annual Meeting held on May 20, 2010.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. The Registrant also acknowledges that Staff comments or changes in response to Staff comments in the proposed disclosure in the documents filed pursuant to the Securities Exchange Act of 1934 and reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing. The Registrant also represents that Staff comments may not be asserted by the Registrant as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Capitalized terms not defined herein have the meaning ascribed to them in the Form 10-K.

Form 10-K for Fiscal Year Ended December 31, 2009

Exhibits

Staff Comment

1.	We note your response to comment five in your letter dated December 10, 2010 that exhibit 10.6 and related exhibit 10.7 “were not material contracts and were inadvertently left on the exhibit index” and that you will remove those exhibits from the exhibit index in your Form 10-K for the fiscal year ended December 31, 2010. We note that $70 million in principal of the 6.5% Convertible Senior Subordinated Notes due 2014 was outstanding on December 31, 2009 and that the notes constitute approximately 38% of your outstanding long term obligations. It appears to us that the notes are a material obligation of the company that must be addressed in your Form 10-K and that exhibits 10.6 and 10.7 are material contracts that must be included as exhibits to your Form 10-K. As previously requested, please file these exhibits in their entirety as required by Item 601(b)(10) of Regulation S-K or advise us in detail why you believe that the contracts are not material contracts required to be filed with your Form 10-K. We may have further comments.

Registrant Response

We agree with the Staff that the notes are a material obligation of the Registrant and, accordingly, the documents governing the terms of the notes, the Convertible Senior Subordinated Note Indenture, dated November 13, 2007, between the Registrant and The Bank of New York Trust Company, N.A., as Trustee, and the form of note were filed as exhibits 4.1 and 4.2 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (“Form 10-K”), respectively, and will be included as exhibits for our annual report for the year ended December 31, 2010 (“2010 Form 10-K”). We believe that the Note Purchase Agreement, dated November 6, 2007, by and among the Registrant and the purchasers named therein and Amendment No. 1 to the Note Purchase Agreement, dated November 13, 2007, by and among the Registrant and the purchasers named therein (collectively, the “Note Purchase Agreement”) which were included as exhibits 10.6 and 10.7 to the Form 10-K are no longer material agreements under Item 601(b)(10) of Regulation S-K and were not material agreements at the time the Form 10-K was filed. The Note Purchase Agreement does not contain any material ongoing obligations of the Registrant. The Note Purchase Agreement governed the terms of the initial sale of the notes in 2007 and not the notes themselves. Accordingly, we intend to remove such exhibits from the 2010 Form 10-K.

If you have any questions, please contact the undersigned at (520) 747-6674.

Very truly yours,

/s/ Michael N. Deitch
Michael N. Deitch
Chief Financial Officer

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